

June 23, 2010

Mr. Marco A. Martinez
MYR Group Inc.
Three Continental Towers
1701 Golf Road, Suite 3-1012
Rolling Meadows, IL

> **Re:** **MYR Group Inc.**
> **Form 10-K for the fiscal year ended December 31, 2009**
> **Filed March 15, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 23, 2010**
> **File No. 1-08325**

Dear Mr. Martinez:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Item 1. Business
Backlog, page 9

1. In future filings, disclose the dollar amount of backlog orders believed to be firm, as of a recent date and as of a comparable date in the preceding fiscal year, together with an indication of the portion thereof not reasonably expected to be filled within the current fiscal year. Please refer to Item 101(c)(1)(viii) of Regulation S-K.

2. In future filings, a substantial change in segment backlog orders, such as the decline in the T&D segment in fiscal 2009 vs fiscal 2008, should be discussed in a footnote to the table or included by reference to disclosure elsewhere in this filing.

Critical Accounting Policies, page 50
Impairment of Goodwill, Intangibles and Long-Lived Assets, page 50

3. To the extent that any of your reporting units have estimated fair values that are not substantially in excess of their carrying values and goodwill for such reporting units, in the aggregate or individually, if impaired, could materially impact your results or total shareholders' equity, please identify and provide the following disclosures for each such reporting unit in future filings:
    - The percentage by which fair value exceeds carrying value as of the most-recent step-one test.
    - The amount of goodwill allocated to the unit.
    - A description of the material assumptions that drive estimated fair value.
    - A discussion of any uncertainties associated with each key assumptions
    - A discussion of any potential events, trends and/or circumstances that could have a negative effect on estimated fair value.

    If you have determined that estimated fair values substantially exceed the carrying values of your reporting units, please disclose that determination in future filings. Reference Item 303 of Regulation S-K.

Item 15. Exhibits and Financial Statement Schedules

4. Please clarify for us why you have not included a consent from PricewaterhouseCoopers.

Definitive Proxy Statement on Schedule 14A

Nominating and Corporate Governance Committee Matters, page 8

5. We note your disclosures that the committee will consider director candidates recommended by stockholders. In future filings, please describe the nominating committee's process for including nominees recommended by security holders, and any differences in the manner in which the nominating committee evaluates nominees for director based on whether the nominee is recommended by a security holder. Please show us supplementally what your disclosure would have looked like in this proxy statement in response to this comment.

6. We note your disclosure that the committee may consider many specified factors in its evaluation of candidates for board membership, as well as "other relevant factors . . including diversity." In future filings, please discuss how the nominating committee (or the board) considers diversity in identifying nominees for directors. If the nominating committee has a policy with regard to the consideration of diversity in identifying director nominees, describe how this policy is implemented, as well as how the nominating committee (or the board) assesses the effectiveness of its policy. Please refer to Item 407(c)(2)(vi) of Regulation S-K. Please show us supplementally what your disclosure would have looked like in this proxy statement in response to this comment.

Item 1. Election of Directors, page 9
Director Qualification, page 9

7. In future filings, please describe each director's experience, qualifications, attributes or skills on an *individual* basis. You should address each person's particular and specific experience that led the board to conclude that such person should serve as a director of the company in light of the company's business and structure at the time the filing is made. Your disclosure identifies groups of directors that have experience in financial and accounting matters, the utility industry and investment experience in the energy sector, and does not provide particular and specific disclosure on an individual basis. Please see Question 116.05 of our C&DIs related to Regulation S-K for further information. In response to this comment, please show us supplementally what your disclosure will look like.

8. We note that the business experience and background information provided for Mr. Larry F. Altenbaumer on page 10 and Mr. Gary R. Johnson on page 11 do not appear to cover all of the past five years as required by Item 401(e)(1)of Regulation S-K. In future filings, please ensure that the required information is provided for at least the past five years. Please tell us what your future disclosure will look like.

Compensation Consultant, page 24

9. We note that you have not provided the information required by Item 407(e)(3)(iii) of Regulation S-K regarding the additional fees paid to Ernest & Young for services as the company's independent auditors for the fiscal year ended December 31, 2009. We also note that effective November 2009, you have retained Mercer to serve as your compensation consultant and Mercer does not provide any other services to the company. In future filings, please provide all applicable disclosure required by Item 407(e)(3)(iii).

Management Incentive Plan, page 32

10. In future filings, please disclose the weighting of each of the goals upon which calculation and payment of the incentive awards is based. We note that in your example, you have used weightings of 58%, 12%, 15% and 15% for the pretax income goal, ROE goal, total case rate and lost time cases, but it is not clear whether these are the weightings that were actually in place for the 2009 compensation.

Executive Compensation Tables, page 39
2009 Summary Compensation Table, page 39

11. We note that the $268,269 stated in the table as 2009 salary for Mr. Gerald B. Engen, Jr. does not reconcile with the $275,000 that you refer to under "Base Salary" on page 31. Supplementally, please explain the difference with a view towards future disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Tricia Armelin at (202) 551-3747 or John Cash at (202) 551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine Miller at (202) 551-3711 or Pam Long at (202) 551-3765 with any other questions.

Sincerely,

John Hartz
Senior Assistant Chief Accountant